                      REGISTRATION AND REPORTING UNDER THE              SEC 3160
                         SECURITIES EXCHANGE ACT OF 1934
                           ANNUAL REPORTS ON FORM 11-K


                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 11 - K

(Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT 0F 1934

            For the fiscal year ended December 31, 1999

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT 0F 1934

Commission file number:    000-26117

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Community Savings Bank Employees' Savings & Profit Sharing Plan,
        ----------------------------------------------------------------
                 708 South Church Street, Burlington, NC 27215
                 ---------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its prinicipal executive office

         FIRST COMMUNITY FINANCIAL CORPORATION, 708 South Church Street,
         ---------------------------------------------------------------
                              Burlington, NC 27215
                              --------------------

                               (End of cover page)

Community Savings Bank Employees' Savings & Profit Sharing Plan
Balance Sheet
December 31,1999
                                                              December 31,
                                                        ------------------------
                                                           1998          1999
                                                        ----------    ----------
                       Assets

Investments:
     Corporate debt and equity instruments              $2,480,037    $2,529,525
           Other                                            32,950        55,127
                                                        ----------    ----------
     Total investments                                   2,512,987     2,584,652

Buildings and other property used in plan operations
Other assets                                                                 130
                                                        ----------    ----------
Total assets                                             2,512,987     2,584,782
                                                        ==========    ==========

                     Liabilities


Other liabilities                                       $        0    $      440
                                                        ----------    ----------
Total liabilities                                                0           440
                                                        ----------    ----------
Net assets                                              $2,512,987    $2,584,342
                                                        ==========    ==========

Community Savings Bank Employees' Savings & Profit Sharing Plan
Income Statement
December 31,1999


                                                                            December 31,
                        Income                                                  1999
                                                                            ------------
Contributions received or receivable in cash from:
     Employer                                                                $ 69,758
     Employees                                                                192,579
     Others                                                                         0
                                                                             --------
                                                                              262,336

Earnings from investments (interest, dividends, rents, royalties)               9,025
Net realized gain (loss) on sale or exchange of assets                        124,728
Unrealized gain on investments                                                220,409
                                                                             --------
Total income                                                                  616,499

                      Expenses

Distribution of benefits and payments to provide benefits:
     Directly to participants or their beneficiaries                          528,526
     Other                                                                          0
                                                                             --------
     Total distribution of benefits and payments to provide benefits          528,526

Administrative expenses (salaries, fees, commissions, insurance premiums)      13,396
Other expenses                                                                  3,222
                                                                             --------
Total expenses                                                                545,144
                                                                             --------
Net income                                                                   $ 71,355
                                                                             ========


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other pesrsons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

        Community Savings Bank Employees' Savings and Profit Sharing Plan
        ------------------------------------------------------------------------
                                 (Name of Plan)






Date:    June 21, 2000             /s/ Christopher B. Redcay
---------------------- ---------------------------------------------------------
                                       Christopher B. Redcay
                       Sr. Vice President, Treasurer and Chief Financial Officer